Exhibit 99.2

STELLAR BIOTECHNOLOGIES, INC.

COMPENSATION COMMITTEE CHARTER

1.	Charter.

This charter (this “Charter”) governs the operations of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Stellar Biotechnologies, Inc. (the “Company”). The Committee shall review and reassess this Charter at least annually and recommend any proposed changes to the Board for approval.

2.	Purpose of the Committee.

The purpose of the Committee is to discharge the Board’s responsibilities relating to compensation of the Company’s Chief Executive Officer (the “CEO”) and the Company’s other executive officers (collectively, including the CEO, the “Executive Officers”). The Committee has overall responsibility for approving and evaluating all compensation plans, policies and programs of the Company as such plans, policies and programs affect the Executive Officers.

3.	Membership.

The Committee shall consist of a minimum of two directors, each of whom is independent from the management of the Company. At least two members of the Committee also shall qualify as “outside” directors within the meaning of Internal Revenue Code Section 162(m) and as “non-employee” directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the Committee shall be appointed by the Board, which shall recommend for Committee membership such directors as it believes are qualified. Members of the Committee shall serve at the pleasure of the Board and shall serve and for such term or terms as the Board may determine.

4.	Meetings.

The Committee shall meet as often as it determines necessary in order to perform its responsibilities. The Committee shall meet separately from the Board; provided, however, the Committee may meet immediately before or after any meeting of the Board. The Committee may hold meetings at such times and locations as the Committee may determine.

The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board or at set forth in the Company’s bylaws. The Committee may request any officer or employee of the Company, the Company’s outside counsel or any other individual as the Committee deems appropriate to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee, and in all cases the CEO and any other such Executive Officers shall not be present at meetings at which their compensation or performance is discussed or determined.

5.	Responsibilities and Authority.

The Committee shall have the following authority and responsibilities:

1.
To review and approve annually the corporate goals and objectives applicable to the compensation of the CEO, evaluate at least annually the CEO’s performance in light of those goals and objectives, and determine and approve the CEO’s compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Committee may consider the Company’s performance and relative stockholder return, the value of similar incentive awards given to CEOs at comparable companies and the awards given to the Company’s CEO in past years. In evaluating and determining CEO compensation, the Committee shall consider the results of the most recent stockholder advisory vote on executive compensation (“Say on Pay Vote”) required by Section 14A of the Exchange Act. The CEO shall not be present during any Committee deliberations or voting with respect to his or her compensation.

2.	To approve the compensation of all other Executive Officers. In evaluating and determining executive compensation, the Committee shall consider the results of the most recent Say on Pay Vote.

3.
To review and approve, periodically and as and when appropriate, the following as they affect the Executive Officers: (a) all other incentive awards and opportunities, including both cash-based and equity-based awards and opportunities; (b) any employment agreements and severance arrangements or plans; (c) any change-in-control agreements and change-in-control provisions affecting any elements of compensation and benefits; and (d) any special or supplemental compensation and benefits for the Executive Officers and individuals who formerly served as Executive Officers, including supplemental retirement benefits and the perquisites provided to them during and after employment; which includes the ability to adopt, amend and terminate such opportunities, agreements, arrangements benefits, or plans.

4.
The Committee shall review, approve and, when appropriate, recommend to the Board for approval, all employee benefit plans for the Company, which includes the ability to adopt, amend and terminate such plans.

5.
If applicable to the requirements imposed on the Company by the Securities and Exchange Commission (the “Commission”), to review and discuss the Compensation Discussion and Analysis (the “CD&A”) required to be included in the Company’s proxy statement and annual report on Form 10-K by the rules and regulations of the Commission and the related executive compensation information with management, and, based on such review and discussion, determine whether or not to recommend to the Board that the CD&A be so included.

6.
To produce the annual Compensation Committee Report on executive officer compensation for inclusion in the Company’s proxy statement in compliance with the rules and regulations promulgated by the Commission.

7.
To oversee the Company’s compliance with Commission rules and regulations regarding shareholder approval of certain executive compensation matters and the requirement under the NASDAQ rules that, with limited exceptions, shareholders approve equity compensation plans, including, but not limited to, reviewing and recommending to the Board for approval the frequency with which the Company will conduct Say on Pay Votes, after taking into account the results of the most recent stockholder advisory vote on frequency of Say on Pay Votes required by Section 14A of the Exchange Act, and reviewing and approving the proposals regarding the Say on Pay Vote and the frequency of the Say on Pay Vote to be included in the Company’s proxy statement.

8.
To review the Company’s incentive compensation arrangements to determine whether they encourage excessive risk-taking, to review and discuss at least annually the relationship between risk management policies and practices and compensation, and to evaluate compensation policies and practices that could mitigate any such risk.

9.
To monitor the Company’s compliance with the requirements under the Sarbanes-Oxley Act of 2002 relating to loans to directors and officers, and with all other applicable laws affecting employee compensation and benefits.

10.	To receive periodic reports on the Company’s compensation programs as they affect all employees.

11.
Have the authority, in its sole discretion, to retain and terminate (or obtain the advice of) any adviser to assist it in the performance of its duties, but only after taking into consideration factors relevant to the adviser’s independence from management specified in NASDAQ Listing Rule 5605(d)(3). The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any adviser retained by the Committee, and shall have sole authority to approve the adviser’s fees and the other terms and conditions of the adviser’s retention. The Company must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to any adviser retained by the Committee.

6.	Resources.

The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion.

The Committee shall have the authority, in its sole discretion, to select, retain, terminate and obtain the advice of a any advisor, including compensation consultants and outside legal counsel, to assist with the execution of its duties and responsibilities as set forth in this Charter, but only after taking into consideration factors relevant to the adviser’s independence from management specified in NASDAQ Listing Rule 5605(d)(3). The Committee shall also evaluate whether any compensation consultant retained or to be retained by it has any conflict of interest in accordance with Item 407(e)(3)(iv) of Regulation S-K.

The Committee shall be directly responsible for the appointment, compensation, and oversight of the work of any advisor retained by the Committee, and shall have sole authority to approve the adviser’s fees and the other terms and conditions of the adviser’s retention. The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of reasonable compensation to its compensation consultants, outside legal counsel and any other advisors. However, the Committee shall not be required to implement or act consistently with the advice or recommendations of its compensation consultant, legal counsel or other advisor to the compensation committee, and the authority granted in this Charter shall not affect the ability or obligation of the Committee to exercise its own judgment in fulfillment of its duties under this Charter.

Adopted by the Board of Directors on June 3, 2014.